Exhibit 99.2
10 February 2015
Valuation Report
D.B.S. Satellite Services (1998) Ltd.
(“YES”)

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together with the invitation to be published by the Company for the convening of a shareholders meeting to consider a transaction involving the purchase of shares in D.B.S Satellite Services (1998) Ltd. ("YES"). These materials are based on information provided by or on behalf of the
Company and/or other potential transaction participants, from public sources or otherwise received by us. We assume no responsibility for independent investigation or verification of such information (including, without limitation, data from third party suppliers) and have relied on such information being complete and accurate in all material respects. With respect to estimates and forecasts of future financial performance prepared by or reviewed with the managements of the Company and/or other potential transaction participants or obtained from public sources, we have assumed that such estimates and forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements (or, with respect to estimates and forecasts obtained from public sources, represent reasonable estimates). We have relied, at the direction of the Company, on the assessments of the management of the Company as to the Company’s ability to achieve the synergies and the timing of achieving such synergies and we have assumed with the Company’s consent, that the synergies will be realised in the amounts and at the times projected. In particular but without limitation, we have relied on the assessments of management of the Company as to the likely content and timing of changes to the regulatory position in the industries in which Bezeq and YES operate, upon which a significant portion of the synergies depend. We have relied, at the direction of the Company, on the contents of a tax report and tax utilisation analysis prepared by the Company’s tax advisers as to the Company’s ability to benefit from certain net operating losses and the quantity and timing of achieving such benefits from them. No representation or warranty, express or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation,
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Confidential
Disclaimer

1. Preliminary Observations     1
2. YES Overview 4
3. YES Standalone Valuation   9
 4. Operational Synergies 16
5. Tax Asset  22
6. Transaction Considerations   23
Appendix   26
Table of Contents
Valuation Report

1. Preliminary Observations

Preliminary Observations
▪ As requested and in accordance with an engagement letter dated April 9, 2014, Bank of America Merrill Lynch ("BofAML") has prepared a valuation report for the Independent Committee of the Board of Directors of Bezeq
▪ This valuation report sets out the methodologies used to determine the value of the Transaction to Bezeq
▪ BofAML is a leading global corporate and investment banking group operating in EMEA through its subsidiary Merrill Lynch International (“MLI”)
▪ MLI is primarily involved in the following business activities:
 ▪ Investment banking advisory and underwriting services
 ▪ Broker and dealer in equity and fixed income, currency and commodities financial instruments
 ▪ Post trade related services
 ▪ Equity and fixed income research
▪ MLI’s leading investment banking advisory credentials include a number of significant transactions including in the Telecom and Pay TV sectors
▪ BofAML acted as financial advisor to the Independent Committee of the Board of Directors of Bezeq in connection with the Transaction and will receive a fee for our services, a portion of which is payable in connection with the rendering of an opinion
▪ The compensation to be paid to BofAML for the preparation and delivery of this valuation report is not dependent on the outcome of the Transaction

Preliminary Observations
▪ The Company has agreed to indemnify BofAML and its affiliates and its and their respective directors, officers, employees and agents (each, an “Indemnified
 Party”) and hold each of them harmless from and against all losses, claims, damages and liabilities (collectively, “Liabilities”) to which any of the Indemnified
 Parties may become subject relating to, arising in any manner out of or in connection with the rendering of services to the Company (the “Services”), the
 Transaction or an Indemnified Party’s role in connection therewith, except and solely to the extent it is finally judicially determined that such Liabilities resulted from the gross negligence or willful misconduct of such Indemnified Party
▪ The Company has also agreed to reimburse each Indemnified Party for any properly incurred legal and other expenses properly incurred in connection with any pending or threatened action, claim, suit, proceeding or investigation (each and collectively, an “Action”), relating to, arising in any manner out of or in connection with the rendering of Services to the Company, the Transaction or an Indemnified Party’s role in connection therewith, or the enforcement of the engagement agreement between the Company and BofAML, in each case as such expenses are incurred
▪ The Company has further agreed that no Indemnified Party shall have any Liability to the Company, its security holders, creditors or any person asserting claims on behalf of or in right of the Company, relating to or in connection with the rendering of Services to the Company, the Transaction or an
 Indemnified Party’s role in connection therewith, except and solely to the extent it is finally judicially determined that such Liability resulted from the gross negligence or willful misconduct of such Indemnified Party
▪ These materials must not be copied, reproduced, published, distributed, passed on or disclosed (in whole or in part) to any other person or used for any other purpose at any time without the prior written consent of Bank of America, save that Bank of America Merrill Lynch has consented that they may be included in the materials sent to Bezeq shareholders together with the invitation to be published by the Company for the convening of a shareholders meeting to consider a transaction involving the purchase of shares in D.B.S Satellite Services (1998) Ltd. ("YES")

General Valuation Considerations

Preliminary Observations
▪ In order to determine the value of the Transaction to Bezeq, we have assessed the various components of value accruing to Bezeq and reviewed the following:
 ▪ Intrinsic value of Eurocom’s equity stake and shareholder loans
 ▪ Operational synergies resulting from the contemplated Transaction
 ▪ Tax asset
▪ Whilst performing our analyses, we have relied on assumptions and information provided by Bezeq management and third party professionals including:
 ▪ A business plan
 ▪ The share purchase agreement used to assess the upside share and contingent tax consideration
 ▪ The assessment of operating synergies - additional value buckets exist but they have not been quantified for this valuation report (e.g. financing synergies)
▪ Net debt and debt split as of latest reported date (September 30, 2014)

2. YES Overview

YES TV Offering
____________________
Source: Company website and management presentation.
Business Overview
YES Overview
“YES”
Branded
Channels
Offering
Description
External
Channels
VOD
Offering
✓ > 25,000 titles in the VOD
 catalogue
✓ Over 1,000 new titles added
 monthly
✓ c. 8m content views per month
✓ Primary content items categories
 include: children’s world, series,
 programs from channels, movies,
 Russian titles, other
✓ Over 140 external channels
 including:
 sports, children, music, movie,
 entertainment, news and more
✓ 5 Feature film/ movie channels
✓ 4 Series channels
✓ Award - winning Documentary
 channel
✓ 24 hour programming
✓ Full HD
▪ Approximately 623k subscribers
▪ Distributing 160 local and international channels
▪ Premium positioning in Israeli TV market relying on:
 ▪ Superior content offering
 ▪ Innovation leadership
 ▪ Customer service
▪ Main competitor is HOT (owned by Altice)
Sole satellite Pay TV operator in Israel with over 41% Pay TV market share

Israeli Pay TV Market - Key Statistics
YES Overview

▪ Approximately 63% Pay TV
 penetration
▪ Increase in households to drive
 Pay TV subscriptions
▪ IPTV launch expected to result in
 a decrease in market share for
 YES
____________________
Source: Bezeq management estimates (the “Bezeq
 Management Case”).
(1) Includes YES, HOT, Cellcom and Partner.
(2) Includes DTT and private satellite dishes.
(3) Assumes incremental IPTV market share increase of
 2.5% per year from 2014 to 2018 (10% Pay TV market
 share in 2018).
YES Pay TV Market Share (3)
CAGR
14E-18E
Pay TV Penetration
Israel Total Households by Sector
Jewish Households
Arab Households
Other Households
(0.4%)
0.6%
0.3%
1.7%
1.7%
1.7%
p.p. Change
14E-18E
Implied
Mkt Share
of Total
Households
26.2%
27.1%
27.0%
26.8%
26.5%
26.2%
(0.8%)
1.7%
1.7%
1.7%
1.7%
1.7%
1.7%
CAGR
14E-18E
1.5%
3.0%
1.5%
1.4%
Israel Total Pay TV Households
‘000s
‘000s
YoY Growth
(%)
YoY Growth
(%)
Pay TV Households (1)
Unconnected Households
Other Households (2)
p.p. Change
14E-18E
(0.8%)
Pay TV / Other Households as % of Total Households
0.9%
0.0%

Total OpFCF (1)
Total EBITDA
Key Financial Metrics
6
12.5%
14.1%
14.2%
16.1%
15.6%
15.7%
▪ YES financial projections as
 developed by Bezeq Management
 based on bottom-up approach
▪ More conservative views than
 business plan provided by YES
 Management
▪ Flat revenues and EBITDA vs.
 approximately 2.1% and 4.5%
 growth respectively
▪ Stable EBITDA margin vs. increase
 to approximately 36%
▪ OpFCF to reach approximately
 NIS270m vs. approximately
 NIS420m in 2018 in the YES plan
OpFCF
Margin
(%)
32.4%
33.1%
33.1%
33.7%
33.1%
33.3%
EBITDA
Margin
(%)
0.3%
CAGR
14E-18E
2.9%
CAGR
14E-18E
____________________
Source: Bezeq Management Case.
(1) OpFCF defined as EBITDA minus Capex.
NISm
NISm
Total Revenues
(0.1%)
5.4%
1.5%
0.9%
(1.6%)
(0.3%)
YoY
Growth
(%)
0.1%
CAGR
14E-18E
NISm
% of Total
Revenues
NISm
Total Operating Expenses
67.6%
66.9%
66.9%
66.3%
66.9%
66.7%
0.0%
CAGR
14E-18E
YES Overview

____________________
Source: Bezeq.
Key Market Risks
YES Overview
▪ Macro environment
▪ Increased competition from HOT leading to further ARPU erosion
▪ Entrance of new competitors such as Cellcom, Partner, Golan, IBC and other OTT / DTT players
▪ Increased impact of “cord-cutters”
▪ Increased penetration of alternative TV packages
▪ Greater supervision of content and service prices by the Ministry of Communications
▪ Potential content price inflation driven by increased competition
▪ Content piracy

YES Capital Structure and Existing Indebtedness
YES Overview

▪ Capital structure includes external debt, shareholder loans and ordinary equity
▪ Adjusted external net debt of NIS1,881m as of September 30, 2014 (for further detail, please refer to page 15)
▪ Two categories of shareholder loans:
▪ Eurocom holds 14.5% of the first category of shareholder loans, 49.1% of the second category and 41.6% of the ordinary equity (post exercise of Bezeq’s call option)
YES Nominal Shareholder Loans Balance as of September 30, 2014 (NISm)
____________________
Source: Bezeq.
1
2
1
2

3. YES Standalone Valuation

• Limited number of recent relevant transactions involving DTH platform acquisitions
• Focus on transactions in mature markets
 • BSkyB/Sky Italia (Italy/July 2014), AT&T/DirecTV (US/May 2014) and Vivendi/Canal+ (France/October 2013)
 • BSkyB/Sky Deutschland (Germany/July 2014) and Telefonica/Canal+ (Spain/May 2014) also considered however not included in valuation ranges due to diverging financial profiles
• Transactions’ financial metrics adjusted for differences in accounting policies (1), minority interests, associate investments and announced synergies to the extent possible and where appropriate
• Key transaction multiples used include: EV/EBITDA LTM and EV/EBITDA LTM+1
9
Standalone Enterprise Value (“EV”) - Key Valuation Methodologies
YES Standalone Valuation
• Broad range of listed DTH peer companies considered, although no perfect comparable
• YES benchmarked against peers on key financial metrics and qualitative elements
• Financial analysis focused on peers in mature markets: Sky Plc (UK/Germany/Italy), Dish Network (US) and Sky Network (New Zealand)
• Peer financial metrics adjusted for differences in accounting policies (1), minority interests and associate investments to the extent possible
• Key trading multiples used include: EV/EBITDA 2015E/2016E, EV/OpFCF 2015E/2016E
Relevant
Trading
Multiples
Relevant
Transaction
Multiples
____________________
(1) YES Opex adjusted for the portion of broadcasting rights which has not been expensed.
1
2

YES Standalone Valuation
Discounted
Cash Flows
(“DCF”)
• DCF used as primary valuation methodology given business specifics
 • DCF based on Bezeq Management Case
 • Cash flows discounted to September 30, 2014, assuming mid-year convention
 • Unlevered free cash flows calculated assuming statutory tax rate of 26.5%(1)
• Discount rate based on weighted average cost of capital ("WACC") range of 7.6% to 8.5%:
 • Cost of Equity (8.8% to 10.2%):
 • Risk free rate based on the spot yield (1.91%) (2) of a 10-year NIS denominated Israeli Government bond. Given volatility in the risk free rate and to ensure a conservative approach, we have also considered a 2-year average yield (3.29%) to derive the cost of equity range
 • Market risk premium of 6.39% based on BofAML Research (3)
 • Unlevered beta of 0.82 based on average unlevered betas of YES’ key listed DTH peers (local predicted Barra estimates)
 • Cost of debt (6.3%):
 • Based on the cost of debt of similar debt instruments with 10-year duration and ilA credit rating as provided by Financial Immunities
• Terminal value assumptions include:
 • EBITDA margin in line with 2018
 • Capex/revenues at 16.9%
 • WACC of 7.6% to 8.5%
 • Perpetual Growth Rate ("PGR") of 1.0% to 2.0% in line with Israeli inflation forecasts
• All financial/operating projections (including terminal value assumptions) as per Bezeq management
____________________
(1) Standalone value does not capture any potential tax benefits.
(2) Data as of 19 January 2015.
(3)  BofAML research “Equity Risk Premium Implied by World Capital Markets” dated 19 January 2015.
Standalone Enterprise Value (“EV”) - Key Valuation Methodologies (Cont’d)
3

YES Standalone Valuation

(1
)
(2
)
____________________
Source: broker research, company reports, Factset as of 19 January 2015.
(1) Sky Plc EBITDA adjusted for expensed CPE and Installation costs (marketing and subscriber management expenses) for UK, Germany and Italy businesses.
(2) Dish Network Enterprise Value adjusted for broker views on the value of its Spectrum; EBITDA adjusted for expensed CPE costs and satellite depreciation.
Relevant Trading Multiples (Adjusted When Possible per YES Accounting Policies)
1

YES Standalone Valuation

(2
)
____________________
Source: broker research, company reports.
Note: LTM based on last quarterly financials available at transactions’ announcement date.
(1) Sky Italia EBITDA adjusted for expensed installation costs and capitalized content rights.
(2) DirecTV enterprise value adjusted for minorities and associates; EBITDA adjusted for satellite capex, run-rate Opex synergies of c. $1.6bn.
Relevant Transaction Multiples (Adjusted When Possible per YES Accounting Policies)
2
(1
)

YES Standalone Valuation
____________________
Source: Bezeq Management Case, BofAML IBK estimates.
(1) Includes NIS2.5m working capital adjustment in 2015, 2016 and 2017 related to additional tax expense and labor cost.
(2) EBITDA adjusted for change in broadcasting rights.
(3) Normalized year tax rate assumed at 25% as per Bezeq guidance.
Discounted Cash Flow Analysis
3
+
+
+
+
+
(3)

Enterprise Valuation Summary: NIS3.0bn - NIS3.5bn
YES Standalone Valuation
____________________
Source: Bezeq Management Case, FactSet as of 19 January 2015.
(1) EBITDA and OpFCF adjusted for capitalized broadcasting rights.
(1
)
(1
)
(1
)
(1
)
(1
)
2
1
3
NIS3.0bn
EV Range:
NIS3.5bn
(1
)
(Excluding Run-Rate Synergies)
(Excluding Run-Rate Synergies)

Equity Valuation Summary (Including Shareholder Loans): NIS1.1bn - NIS1.6bn
YES Standalone Valuation

____________________
Source: YES company financials, Accounting due diligence report.
(1) Reported net debt includes interest payable on bonds of c. NIS41m as of September 30, 2014.

4. Operational Synergies

Operational Synergies
____________________
(1) Data as of 19 January 2015.
(2)  BofAML research “Equity Risk Premium Implied by World Capital Markets” dated 19 January 2015.
Valuation Methodology
Net Present
Value
Calculation
• Net present value (“NPV”) of synergies discounted to September 30, 2014, assuming mid-year convention
 • Synergies estimates sourced from Bezeq management
 • Assumes removal of structural separation by the end of 2016; first full year of synergies in 2017
• Discount rate based on a weighted average cost of capital (“WACC”) range of 6.4% to 8.5%
 • Considering synergies will likely be realized at both YES and Bezeq (while YES will be fully owned and integrated), we have looked at values using the full range of Bezeq and YES WACC
• Bezeq WACC (6.4% to 7.4%):
 • Cost of Equity (7.7% to 9.1%):
 • Risk free rate based on the spot yield (1.91%) (1) of a 10-year NIS denominated Israeli Government bond. Given volatility in the risk free rate and to ensure a conservative approach, we have also considered a 2-year average yield (3.29%) to derive the cost of equity range
 • Market risk premium of 6.39% based on BofAML Research (2)
 • Unlevered beta of 0.69 based on average unlevered betas of Bezeq’ key listed Western European telecom peers (local predicted Barra estimates) crossed checked with alternative sources
 • Cost of debt (4.4%):
 • Based on the weighted average cost of the outstanding debt instruments at Bezeq as of September 30, 2014
• YES WACC (7.6% to 8.5%)
 • Please refer to page 10 for further details on YES WACC range assumptions

Cost Synergies - Overview

Operational Synergies
____________________
Source: YES information, Bezeq Management Case.
(1) Represents pre-tax annual synergies.
(2) Based on annual cost base (Opex + Capex).
1
Sub-Total

Cost Synergies - Overview (Cont’d)

Operational Synergies
____________________
Source: YES information, Bezeq Management Case.
(1) Represents pre-tax annual synergies.
(2) Based on annual cost base (Opex + Capex).
2
1
2
+

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Cost Synergies - Summary Valuation
Operational Synergies
NISm
____________________
Source: Bezeq Management Case. Synergies NPV at September 30, 2014.
(1) Includes integration (IT/Operational and other) cost, merger cost and other costs.
(2) Based on mid-point WACC of 7.5%
Illustrative NPV at Mid-Point WACC of 7.5%

Revenue Synergy Assumptions

Operational Synergies
▪ Launch of 3P (triple play) offering in 2015 expected to generate incremental gross adds and churn reduction at YES and Bezeq
▪ Positive impact on gross adds and churn expected in 2016, 2017 and 2018 only - incremental subscribers expected to generate revenues over 8 years
▪ Impact offset by some repricing of existing YES/Bezeq 3P subscriber base
▪ Analysis does not ascribe full value to the “defensive” nature of the YES acquisition for Bezeq; in particular, it does not fully capture the risk of revenue losses at Bezeq in the absence of Transaction
Incremental
Gross Additions
Description
NPV (NISm) (1)
Churn Reduction
Re-Pricing Effect
▪ 10-15% increase in YES and Bezeq gross adds in 2016, 2017 and 2018
▪ Gross adds to generate incremental revenues over a period of 8 years
▪ 10-15% reduction in YES and Bezeq disconnections
▪ Reduced disconnections to generate revenues over a period of 8 years
▪ Re-pricing of existing 3P subscriber base (assumed at 90% of YES subscribers)
 ▪ 80% existing 3P subscribers repriced over two years (2016/2017)
 ▪ Repricing at a NIS20/month discount to the price of a synthetic Bezeq/YES 3P bundle
NIS300m
NIS255m
NIS(347m)
1
2
3
____________________
Source: Bezeq Management. Synergies NPV at September 30, 2014.
(1) Assuming WACC 7.5% (Mid-point of Bezeq WACC and YES WACC).
NIS209m
Total Synergies
Buffer
NIS(104m)
Assumed Net
Revenue Synergies
NIS104m(1)

Revenue
Opex
Capex
Split
Opex +
Capex
Announcement
Date
% Smallest Base(1):  3.2% 8.3% 2.4% 7.7%
% Combined Base(1): 0.5% 1.6% 0.2% 1.3%
21
May
2014
Apr
2008
Nov
2013
Apr
2013
____________________
(1) DirecTV revenue, opex and capex base
 excludes DirecTV’s Latin American
 operations.
Expected Annual Run-Rate Synergies as % of Relevant Base
% Smallest Base: 7.6% 16.7%  21.2% 17.1%
% Combined Base: 2.1% 4.3% 3.8% 4.3%
% Smallest Base: - 7.9%  - 6.8%
% Combined Base: - 3.7%   - 3.0%
% Smallest Base: 6.6% 10.6%  11.8% 10.1%
% Combined Base: 1.8% 3.2%  2.0% 2.8%
Average
% Smallest Base:  9.2% 9.5%  - 8.8%
% Combined Base: 2.8% 3.1%  - 2.7%
▪ Comparable transactions
 announced run-rate
 Opex/Capex synergies
 represent an average 10.1% of
 target Opex/Capex base and
 2.8% of combined Opex/Capex
 base
▪ Opex/Capex synergies
 contemplated in the proposed
 Bezeq/YES combination
 represent 10.7% of YES
 Opex/Capex base and 2.0% of
 the combined group
 Opex/Capex base
▪ Sizeable revenue synergies
 conservatively excluded from
 the analysis
Synergies in Precedent Telecom-DTH Transactions
Operational Synergies
% Smallest Base: - 11.3%  8.5% 10.7%
% Combined Base: - 2.2%  1.5% 2.0%
Bezeq + YES
Combination
AT&T /
DirecTV
Cyfrowy Polsat /
Polkomtel
Forthnet /
Netmed
Dish Network /
Sprint

5. Tax Asset

Value of Tax Asset (NISm)
Summary Valuation
Tax Asset
_________________
(1)Sensitivity to NOLs utilization period assumes no refinancing of YES external debt and future savings discounted back to September 30, 2014 using mid-point of YES WACC range and Bezeq
WACC range of 8.0% and 6.9%, respectively.
(2)Sensitivity to discount rate assumes no refinancing of YES external debt, NOLs utilization period of 9 years and future savings discounted back to September 30, 2014.
(3)Assumes no refinancing of YES external debt, future savings discounted back to September
30, 2014 using mid-point of YES WACC range and Bezeq WACC range of 8.0% and 6.9%, respectively. and NOLs utilization period of 7 years post removal of structural separation (at
Bezeq level).
(4)Assumes tax rate of 26.5%.
▪ Transaction and removal of shareholder
 loans to allow utilization of up to c. NIS
 5.4bn net operating losses (“NOLs”) at
 YES, subject to approval by the Israel Tax
 Authority
 ▪ YES currently does not have sufficient
 taxable income against which it could
 utilize the tax benefits
▪ Timing of NOLs utilization and tax rate(4)
 assumptions based on tax advisor analysis
 provided to Bezeq Independent Board
 Committee
 ▪ Valuation ranging from NIS544m to
 NIS1,018m
 ▪ Negative impact of delayed structural
 separation removal on tax asset NPV
 estimated at c. NIS25m and NIS53m
 per year of delay for NIS3.0bn and
 NIS5.4bn utilizable NOLs respectively
YES WACC / Bezeq WACC

6. Transaction Considerations

Amount (NISm)

Consideration to Eurocom - Key Terms
Transaction Considerations
Initial
Consideration
Conditional Tax
Consideration
1
2
• Transaction consideration agreed between Bezeq and Eurocom
• For complete description please refer to the Transaction documentation
Upside Share
3
Component
Agreed Terms
• Cash component payable at completion
680
• Conditional upon the terms of a settlement with the Israel Tax Authority
• No contingent payment below NIS3.0bn NOLs
• Maximum contingent payment at NIS5.4bn NOLs
• Set additional payment terms and timing
Up to 200
Up to 170
• Earn-out payment split into up to three installments contingent upon YES meeting unlevered free cash flow targets in each of 2015, 2016 and 2017
Maximum
Consideration
Up to 1,050
Up to 1,050

Value Creation to Bezeq - Assuming Payment of Initial Consideration (NIS680m)
Transaction Considerations

____________________
Source: Bezeq Management Case.
1) Range of values based on standalone EV range of NIS3.0bn - NIS3.5bn; Equity value ascribed to shareholder loans (based on total shareholder loan contribution) and ordinary equity in order of seniority.
2) Base case assuming 7.5% WACC and removal of structural separation by the end of 2016; Value range based on WACC range of 6.4%-8.5%.
3) Base case assuming 7.5% WACC; Value range based on WACC range of 6.4%-8.5%.
4) Base case assuming NIS3.0bn NOLs utilization and removal of structural separation by the end of 2016; Tax asset valuation based on YES WACC of 8.0% and Bezeq WACC of 6.9%; Tax asset value range based on YES WACC and Bezeq WACC ranges of
 7.6%-8.5% and 6.4%-7.4%, respectively.
▪ Implies value creation to Bezeq of
 NIS1.0bn - NIS1.5bn
 ▪ Based on range of intrinsic values
 (standalone EVs) and operational
 synergies and tax asset (discount
 rates)
▪ Consideration paid by Bezeq is in
 excess of intrinsic value to Eurocom
 but represents
 ▪ Intrinsic value plus c. 46% of cost
 synergies NPV
 ▪ Intrinsic value plus c. 42% of cost
 and revenue synergies NPV
 ▪ Intrinsic value plus c. 28% of cost
 synergies, revenue synergies and
 tax asset NPV
(NISm)
(1)
(2)
(3)
(4)

Value Creation to Bezeq - Assuming Payment of Maximum Consideration (NIS1,050m)
Transaction Considerations

▪ Implies value creation to Bezeq of
 NIS1.2bn - NIS2.2bn
▪ Includes all contingent payments per
 agreement and represents
 ▪ Intrinsic value plus c. 54% of cost
 synergies NPV
 ▪ Intrinsic value plus c. 49% of cost
 and revenue synergies NPV
 ▪ Intrinsic value plus c. 26% of cost
 synergies, revenue synergies and
 tax asset NPV
 ▪ Consideration paid by Bezeq at
 face value (future payment not
 discounted)
(NISm)
(1)
(2)
(3)
(4)
____________________
Source: Bezeq Management Case.
1) Range of values based on standalone EV range of NIS4.1bn - NIS5.4bn based on YES standalone DCF in case of full realization of the Upside Share; Equity value ascribed to shareholder loans (based on total shareholder loan contribution) and ordinary equity in order of seniority.
2) Base case assuming 7.5% WACC and removal of structural separation by the end of 2016; Value range based on WACC range of 6.4%-8.5%.
3) Base case assuming 7.5% WACC; Value range based on WACC range of 6.4%-8.5%.
4) Base case assuming 100% utilization of NOLs (NIS5.4bn) and removal of structural separation by the end of 2016; Tax asset valuation based on YES WACC of 8.0% and Bezeq WACC of 6.9%; Tax asset value range based on YES WACC and Bezeq WACC ranges of 7.6%-8.5% and
 6.4%-7.4%, respectively.

Appendix

Additional Information and Glossary
Appendix
▪ As of September 30, 2014, Bezeq’s carrying amount of investments in YES amounted to NIS1,012m (for additional information please refer to page 12 of Bezeq’s quarterly financial report for September 30, 2014)
▪ CAGR = Compound Annual Growth Rate
▪ Capex = Capital Expenditures
▪ EBITDA = Earnings Before Interest, Tax, Depreciation and Amortization
▪ LTM = Last Twelve Months at the valuation date
▪ Mid-year convention = a mid-year discount used in a discounted cash flow analysis to discount future cash flows to a present value
▪ Opex = Operating Expenses
▪ OpFCF = Operating Free Cash Flow; Defined as: EBITDA minus Capex
▪ Transaction = Exercise of Bezeq’s call option over 8.6% of the equity shares in YES, purchase by Bezeq of a 41.6% equity stake in YES and
 100% of the shareholder loans to YES currently held by Eurocom and its affiliates (1)
Additional
Information
Glossary
____________________
1) Bezeq’s equity ownership in YES to increase from a 49.8% minority stake to 100% ownership post Transaction.